EXHIBIT 12

FIRSTENERGY CORP.
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31
	2009	2010	2011	2012	2013
	(Dollars in millions)
EARNINGS AS DEFINED IN REGULATION S-K:
Income from continuing operations	$847	$696	$856	$755	$375
Interest and other charges, before reduction for amounts capitalized and deferred	978	845	1,008	1,001	1,016
Provision for income taxes	179	449	566	545	195
Interest element of rentals charged to income (1)	161	151	150	136	96
Earnings as defined	$2,165	$2,141	$2,580	$2,437	$1,682

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest before reduction for amounts capitalized and deferred	$978	$845	$1,008	$1,001	$1,016
Interest element of rentals charged to income (1)	161	151	150	136	96
Fixed charges as defined	$1,139	$996	$1,158	$1,137	$1,112

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	1.90	2.15	2.23	2.14	1.51

(1)	Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.

238